August 27, 2004


Via Facsimile (813) 229-4133 and U.S. Mail

Richard A. Denmon, Esq.
Carlton Fields, P.A.
Corporate Center Three at International Plaza
4221 West Boy Scout Boulevard
Tampa, FL  33607-3239

Re:	Eagle Supply Group, Inc.
	Schedule 14D-9 filed August 16, 2004
	File No. 5-56045

Dear Mr. Denmon:

	We have the following comments on the above-referenced filing.

Past Contacts, Transactions, Negotiations and Agreements, page 3

1. We note that TDA Industries, Inc., and Mr. Helzer each filed amended Schedule 13Ds to report certain changes in the information presented, including the terms of the Securities Purchase and Tender Agreement. However, it appears that Mr. Andrews and other unidentified stockholders of the Company who are parties to the Securities Purchase and Tender Agreement have not filed beneficial ownership reports pursuant to Section 13(d) of the Exchange Act.
While the staff recognizes that counsel for the Company does not represent the shareholders who entered into the agreement, please explain to us why Mr. Andrews and the other shareholders have not filed a Schedule 13D as it appears that they formed a "group" with TDA Industries, Inc., and Mr. Helzer under Rule 13d-5(b)(1). Alternatively, please advise the security holders of this comment and have them or their counsel contact us at the telephone number listed at the end of this letter.

2. Provide a summary of the material terms of any employment or compensation agreements between Gulfside and the executive officers of the Company, if any.

The Solicitation or Recommendation
Background of the Transaction, page 6

3. Provide the basis for the statement that Gulfside`s proposal "appeared to be the preferred bid." In this regard, disclose whether the three finalists other than Gulfside submitted final bid proposals after conducting due diligence of the Company. If so, revise to describe how their offers differed from Gulfside`s offer of $2.26 per share.

Reasons for the Recommendation of the Special Committee and the Board, page 10

4. Please expand the factors to explain how they support the decision to approve the transaction. Vague statements of topics, such as "the historical, current and prospective financial condition, results of operations, business and prospects of the Company" in factor (3), are not sufficient. Instead, briefly explain what the special committee analyzed in relation to the Company`s financial condition, its prospects, etc., and how this information contributed to the special committee`s decision to recommend the offer. Please note the following additional examples:

* revise factor (1) to specify the terms and conditions that the special committee considered and what it concluded about those provisions of the offer;
* expand factor (6) to describe all of the strategic alternatives and business opportunities considered and the reasons for their rejection, including the specific risks and prospects associated with each of them; and
* revise factor (12) to disclose the specific historical trading prices considered.

5. Quantify the discount or range of discounts that the offer price represents when compared to the higher market prices for the company`s common stock during the three month, six month and one year periods before you announced the acquisition. Disclose whether or not the special committee considered these discounts in making its recommendation. If so, indicate how the discount impacted its recommendation, particularly in light of management`s decision to consider a sale of the Company one year ago because, among other things, the market price did not "adequately reflect the value of the shares."

Opinion of the Company`s Financial Advisor, page 12

6. What consideration has been given to describing the analyses and conclusions of the financial advisor in more detail, particularly in light of recent case law? We note that the opinion is a material factor considered by the special committee in its recommendation and it may be helpful for investors to consider the analysis in more detail.

7. We note that a significant portion of the advisor`s fee is contingent upon the consummation of the transaction. Discuss how the contingent fee impacted the special committee`s decision to rely on the advisor`s opinion in making its recommendation, if at all.
Annex B

8. Please revise your disclaimers of responsibility for information contained in your document that has been furnished by the Purchaser, Parent or Parent`s Designees on pages B-1 and B-3. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy.

Board of Director and Committee Meeting, page B-6

9. Please revise to provide all of the disclosures required by Item 7 of Schedule 14A, including the following:

* indicate why the board believes it is appropriate for the Company not to have a nominating committee or committee performing similar functions (Item 7(d)(2)(i));
* include the information about the Company`s director nomination process (Item 7(d)(2)(ii)); and
* address whether or not the board provides a process for security holders to send communications to the board (Item 7(h)).

Closing Information

Please amend the Schedule 14D-9 promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Michele M. Anderson
								Special Counsel
								Office of Mergers &
								Acquisitions